

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 4, 2009

Mr. Monte E. Taylor, Jr.
Chief Executive Officer
Genelink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

>   **Re: Genelink, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
>   **Filed November 13, 2009**
>   **File No. 000-30518**

Dear Mr. Taylor:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Part II. Other Information

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds, page 16

1.   We note your response to comment four from our letter dated October 26, 2009, the revised disclosure on page 16 of your amended Form 10-Q filed November 5, 2009, and the disclosure on page 16 of your Form 10-Q for fiscal quarter ended September 30, 2009. Please in future filings furnish all of the information required by Item 701 of Regulation S-K with respect to your sales of unregistered securities that has not previously been included in a Form 8-K, including the dates of sale, the

exemption from registration you are relying on, and the facts relied upon to make the exemption available. We direct your attention to Form 10-Q Part II Item 2(a) and Item 701(a) through (e) of Regulation S-K. Please provide us with the text that you plan to include in future filings.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director